UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

404139107
(CUSIP Number)

Alexander H. McMillan

Chief Compliance Officer

Benefit Street Partners L.L.C.

Providence Equity Capital Markets L.L.C.

9 West 57th Street, Suite 4920

New York, NY 10019

(212) 588-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Robert G. Minion, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas, 17th Floor

New York, New York 10020

(212) 262-6700

December 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	404139107
1.	Names of Reporting Persons. Benefit Street Partners L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,208,542
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,208,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,542
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No.	404139107
1.	Names of Reporting Persons. Providence Equity Capital Markets L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No.	404139107
1.	Names of Reporting Persons. Jonathan M. Nelson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,208,542
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,208,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,542
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.	404139107
1.	Names of Reporting Persons. Paul J. Salem
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,208,542
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,208,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,542
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.	404139107
1.	Names of Reporting Persons. Glenn M. Creamer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,208,542
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,208,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,542
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.	404139107
1.	Names of Reporting Persons. Thomas J. Gahan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,208,542
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,208,542

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,208,542
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) IN

Except as set forth below, the initial Schedule 13D that was filed on June 9, 2014 (as amended by Amendment No. 1 filed with the Securities and Exchange Commission (“SEC”) on September 25, 2014, Amendment No. 2 filed with the SEC on August 19, 2015 and Amendment No. 3 filed with the SEC on October 31, 2016, the “Schedule 13D”), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the Schedule 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

This Amendment No. 4 constitutes an exit filing because, as a result of the transactions reported herein, the Reporting Persons have ceased to be the beneficial owners of greater than five percent of the Common Stock outstanding.

ITEM 2.	IDENTITY AND BACKGROUND.

In September 2017, prior to the date of the event which requires the filing of this Statement, PECM Strategic Funding L.P. dissolved, and the shares of Common Stock of the Company previously beneficially owned by PECM Strategic Funding L.P. were transferred to Landmark Wall SMA L.P. BSP is the investment manager of Landmark Wall SMA L.P. Accordingly, Item 2 is amended to remove all references to PECM Strategic Funding L.P. and PECM, and to add Landmark Wall SMA L.P. to the definitions of “Providence Funds” and “BSP Funds” contained therein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a)  See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons as of the filing date of this Schedule 13D.  References to percentage ownerships of Common Stock in this Statement are based upon 44,774,936 shares of Common Stock outstanding as of October 31, 2018  as specified in the Company's Quarterly Report on Form 10-Q filed by the Company on November 6, 2018.

The Reporting Persons may be deemed to beneficially own an aggregate of 2,208,542 shares of Common Stock (consisting of (i) 1,520,385 shares of Common Stock that can be acquired upon the conversion of outstanding shares of the Company's Series A Convertible Participating Preferred Stock, par value $0.001 per share (the "Convertible Preferred Stock"), and (ii) 688,157 shares of Common Stock), which represents approximately 4.8% of the Company's Common Stock, calculated in accordance with Rule 13d-3 under the Act.  The shares of Convertible Preferred Stock are convertible into a number of shares of Common Stock determined by dividing the accrued value of the shares of Convertible Preferred Stock to be so converted by the conversion price in effect at the time of such conversion.  The current conversion price is $4.25 and may be adjusted from time to time.  The accrued value for each share of Convertible Preferred Stock is currently equal to approximately $1,013.59 and is subject to increase in the future by the amount of any unpaid dividends on the Convertible Preferred Stock.

(b)  See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition as of the filing date of this Schedule 13D.  The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c)  The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except with respect to the sales pursuant to the Securities Purchase Agreements described in Item 6 of this Schedule 13D.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)  PECM ceased to beneficially own any shares of Common Stock as of September 2017, upon dissolution of PECM Strategic Funding L.P. as reported in Item 2 above. As of December 20, 2018, the other Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock outstanding, as a result of the transactions reported in Item 6 below.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended by adding the following at the end thereof:

Securities Purchase Agreements

On December 19, 2018 and December 20, 2018 the Providence Funds entered into Securities Purchase Agreements (the “SPAs”) whereby the Providence Funds sold an aggregate of 6,125 shares of Convertible Preferred Stock, in two separate sales, each of an aggregate of 3,062.5 shares of Convertible Preferred Stock for $1,419.03 per share of Convertible Preferred Stock. The aggregate consideration to the Providence Funds in the transactions was $8,691,558.74.

Voting and Restriction Agreements

On December 19, 2018 and December 20, 2018, in connection with the execution of the SPAs, the Providence Funds and the purchaser of the shares of Convertible Preferred Stock (the “Purchaser”) entered into Voting and Restriction Agreements (the “Voting and Restriction Agreements”) whereby the Purchaser irrevocably appointed the Providence Funds as its proxy to exercise any and all voting, election or consent rights with respect to the shares of Convertible Preferred Stock owned by the Purchaser. The Voting and Restriction Agreements restricted the Purchaser’s ability to transfer any legal or beneficial ownership interest in or otherwise dispose of any of the Convertible Preferred Stock unless such sale or transfer is to a transferee who agrees in writing to be bound by the terms of the Voting and Restriction Agreements; provided that such restrictions shall not be applicable to any transfer of such shares to the Company or any of its subsidiaries. The Providence Funds understand that such shares are no longer entitled to any voting, election or consent rights as set forth in the Company’s governance documents.

Consent and Waiver Agreements

On December 19, 2018, the Providence Funds and the Company entered into a Consent and Waiver Agreement (the “Waiver Agreement”) whereby the Providence Funds waived certain of their rights under the Certificate of Designation of the Convertible Preferred Stock (the “Certificate of Designation”) and a prior Consent and Waiver Agreement, dated as of May 1, 2017 (the “Prior Waiver”), to permit the transaction described above.

The foregoing summary descriptions of the SPAs, the Voting and Restriction Agreements and the Waiver Agreement do not purport to be complete, and are qualified in their entirety by the text of SPAs, Voting and Restriction Agreements, and Waiver Agreements, forms of which are filed as Exhibits 7, 8 and 9, respectively, and are incorporated herein by reference.

Senior Secured Notes

As of the filing date of this Statement, the Providence Funds collectively own $25.0 million in aggregate principal amount of the Company’s 11.500% Senior Secured Notes due 2021.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended to add the following exhibits:

Exhibit	Description
7	Form of Securities Purchase Agreement, by and among the Providence Funds and the Purchaser.
8	Form of Voting and Restriction Agreement, by and among the Providence Funds and the Purchaser.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 28, 2018

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title	Authorized Signatory

PROVIDENCE EQUITY CAPITAL MARKETS L.L.C.

By:	/s/ Bryan R. Martoken
Name:	Bryan R. Martoken
Title	Authorized Signatory

By:	/s/ Jonathan M. Nelson
Name:	Jonathan M. Nelson

By:	/s/ Paul J. Salem
Name:	Paul J. Salem

By:	/s/ Glenn M. Creamer
Name	Glenn M. Creamer

By:	/s/ Thomas J. Gahan
Name	Thomas J. Gahan